Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, “the Company”, “we”) for the three and six months ended September 30, 2008 and provides an update to our annual MD&A dated May 16, 2008 for the fiscal year ended March 31, 2008.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2008 and our annual MD&A.  Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Additional information relating to Westport, including our Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.  This MD&A is dated October 27, 2008.   All financial information is reported in Canadian dollars unless otherwise noted.  Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect our three and one-half-to-one (3.5:1) share consolidation completed on July 21, 2008.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, our estimates and assumptions used in our accounting policies, accruals, and financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of the capital and debt markets, governmental policies and regulation, technology innovations, as well as other factors discussed below and elsewhere in this report and in our AIF, including the risk factors set forth therein.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

FINANCIAL OVERVIEW

Our business operations and strategy are substantially unchanged from March 31, 2008.  We are engaged in the research, development and marketing of high performance, low-emission engines and fuel systems that use gaseous fuels such as natural gas, liquefied petroleum gas (“LPG”) or hydrogen.  We expect strong demand for these products for transportation, power generation and industrial applications because of the performance, emissions and life-cycle costs characteristics when compared to alternatives now available or known to be under development for these applications.  To encourage customers to adopt natural gas solutions for their transportation requirements, our strategy is to provide integrated solutions from fuel supply and storage through to service and support.  We develop our technologies and products in cooperation with the world's leading engine, component and vehicle manufacturers and fuel infrastructure providers.  Our business focus is to continue to profitably grow Cummins Westport Inc. (“CWI”), our 50:50 commercial joint venture with Cummins Inc.; launch our liquefied natural gas (“LNG”) systems for heavy-duty (Class 8) trucks in North America and Australia; and develop new alliances and enabling new market segments globally and across applications while maintaining our technology leadership with innovative ideas and collaborative research.

Our consolidated revenue for the three months ended September 30, 2008 was $39.0 million, an increase of 84% from $21.2 million in the same quarter in the prior year.  CWI revenue increased by $14.3 million to

$33.3 million on 1,391 units shipped in Q209 from $19.0 million on 845 units shipped in Q208.  Revenues in the prior year related primarily to shipments to Asia and Europe, which were down year over year, but were more than offset by increased shipments of the ISL G in Q209, which launched in mid-2007.  Non-CWI revenues were $5.7 million on 69 LNG systems shipped compared to $2.2 million in the prior year when 22 LNG systems were shipped.  Foreign exchange had minimal impact with the value of the Canadian dollar averaging approximately 96 cents US in both periods.

For the six months ended September 30, 2008 and 2007, consolidated revenue was $64.5 million and $36.9 million, respectively, an increase of 75%.  CWI accounted for $24.8 million of the $27.6 million increase with unit shipments of 2,468 fiscal year to date, up from 1,367 for the same period last year.  Non-CWI revenues accounted for $2.8 million of the increase with 70 LNG systems shipped to date compared to 33 LNG systems shipped same period last year.  During the six months ended September 30, 2008, the Canadian dollar strengthened by approximately 4% against the US dollar.

Our income for the three months ended September 30, 2008, was $0.7 million, or $0.02 per share, compared to a net loss of $4.9 million, or $0.19 per share, for the three months ended September 30, 2007.  During the quarter, we recognized $9.8 million in investment gains, net of taxes, on our sale of 790,800 Clean Energy Fuels Corp. (“Clean Energy”) shares for net proceeds of $14.2 million.  Our 50% share of CWI was $1.4 million in Q209 versus $1.2 million in Q208 on an after tax basis and $2.1 million versus $1.3 million on a pre-tax basis.  Having recognized the future benefit of its remaining tax losses, CWI has started to draw down its future tax assets and recognize future income tax expense in the current year.  CWI gross margin percentages decreased from 31% to 25% primarily because of additional warranty reserves taken against the L Gas and C Gas plus and higher warranty accruals associated with the ISL G.  Non-CWI operating expenses (research and development, general and administrative and sales and marketing) were up $3.8 million Q209 versus Q208.  The increase relates primarily to higher expenses associated with launching our LNG systems for the heavy duty market such as Kenworth integration costs, production related operating costs, current product and field support and sales and marketing expenses.  In addition, during the quarter, we listed on NASDAQ, incurring additional listing fees, board expenses, insurance, legal, accounting and other costs and incurred costs related to our OEM engine development programs with our European partner and Weichai Power Co., Ltd. (“Weichai Power”).  Our 49% share of the loss from Juniper Engines Inc. (“Juniper”) was $0.5 million and $0.6 million for the three and six months ended September 30, 2008.

For the six months ended September 30, 2008 and 2007, net loss was $2.8 million, or $0.10 per share, and $9.6 million, or $0.41 per share, respectively, with our 50% share of CWI income after taxes for those periods $3.0 million and $1.8 million, respectively.   Fiscal year to date, we have recognized $12.7 million in gains, net of taxes, primarily from the sale of Clean Energy shares compared to $0.7 million in the prior year.  Non-CWI operating expenses increased by $6.5 million with the increased costs in Q209 and with $1.2 million in lower program funding to date and $0.7 million in government royalties accrued, a $1.9 million swing.

Our cash and short-term investments balance as at September 30, 2008 was $96.8 million compared to $22.8 million as at March 31, 2008.  In the six months ended September 30, 2008, we raised approximately $52.4 million in net proceeds from our NASDAQ initial public offering, $14.0 million from the issuance of debenture units, and $19.4 million from the sale of shares in Clean Energy.  Cash used in operations and for capital expenditures was $2.9 million, with the $4.0 million in expenditures associated primarily with the establishment of our assembly centre and expansion of office facilities.  Year to date, we have invested $1.5 million in Juniper, advanced Cummins $6.6 million and repaid $2.5 million of our limited recourse loan from Clean Energy.

On July 3, 2008, we issued 15,000 debenture units for total gross proceeds of $15 million.  Each debenture unit consists of an unsecured subordinated debenture in the principal amount $1,000 bearing interest at 9% per annum and 51 Common Share purchase warrants exercisable into Common Shares at any time for a period of two years from the date of issue at $18.73 per share.  We have the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of their principal amount after 18 months.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  We also issued 46,118 broker warrants which are exercisable into Common Shares at a price of $16.10 per share for a period of two years from the date of issue.  During the three and six months ended September 30, 2008, we recognized $0.6 million in interest and amortization expense associated with this issuance.

On July 14, 2008, we announced that we had entered into a development agreement with a leading European engine manufacturer relating to our proprietary HPDI fuel system operating with natural gas and biogas.  We and the European engine manufacturer are working together to integrate and test our HPDI fuel system on their engine platforms.  The development work is expected to last 12 to 18 months.

On July 16, 2008, we announced that we had entered into a 30-year joint venture agreement with Weichai Power and Hong Kong Peterson to form a new entity, Weichai Westport Inc. (“WWI”).  WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy-duty trucks, power generation and shipping applications.  Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately U.S.$4.5 million (30 million RMB), equaling a 35% equity interest in WWI.  Weichai Power and Hong Kong Peterson will hold 40% and 25% equity interests in WWI, respectively.  The board of directors of WWI will be composed of five directors.  We and Weichai Power will appoint two members each to the board of directors of WWI and Hong Kong Peterson will appoint one.  The Chair of the board of WWI will rotate between Weichai Power and us after each three-year term, with Weichai Power appointing the first board Chair.  As at the date of this MD&A, our investment in the joint venture was still awaiting Chinese government approval.

On July 21, 2008, we consolidated our common shares on a three and one-half-to-one (3.5:1) basis.  Trading in our common shares commenced on a post-consolidation basis on the Toronto Stock Exchange on July 24, 2008.  No fractional common shares were issued in connection with the consolidation, and all such fractional interests were rounded down to the nearest whole number of common shares.

On August 14, 2008, we filed a final prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with an initial public offering of Westport common shares in the United States on NASDAQ.  We raised $57 million (US$54 million) in gross proceeds and started trading on NASDAQ on August 15th.

Subsequent to September 30, 2008, as required by the terms of our funding agreement with Industry Canada’s Industrial Technologies Office (“ITO”), we issued 790,614 warrants to the Government of Canada with a strike price of $10.65.  The number of warrants to be granted was calculated based on $4 million divided by the Black-Scholes option price calculated using the 5 day weighted stock price as at September 30, 2008.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, equipment, furniture and leasehold improvements, intellectual property, revenue recognition, inventory and warranty.  The application of these and other accounting policies are described in note 2 of our fiscal 2008 annual consolidated financial statements.  There have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended March 31, 2008 except as noted below in the “Changes in Accounting Policy” section.  Actual amounts may vary significantly from estimates used.

CHANGES IN ACCOUNTING POLICY

The accounting policies used in the unaudited consolidated interim financial statements for the three and six months ended September 30, 2008 are unchanged from the year ended March 31, 2008, except as noted below.

Stock-based compensation plans
On April 1, 2008, we changed our accounting policy related to stock-based compensation plans to estimate forfeitures on the date of grant and calculate stock-based compensation based on options expected to vest.  Previously, we recognized the effect on stock-based compensation of forfeitures of options prior to vesting as they occur which was permitted under CICA Handbook 3870, “Stock-based compensation and other stock-based payments”.  On adoption of the new policy, the effect of forfeitures was not material and accordingly, the change resulted in no adjustment to opening deficit or to results of operations for any of the periods presented.

Financial instruments
CICA Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” were effective for us on April 1, 2008.  While the adoption of these sections resulted in additional disclosures, which we have included as note 12 to the financial statements for the period ended September 30, 2008, adoption of these standards did not have a material impact on our consolidated financial position, results of operations, or cash flows.

Capital Disclosures
CICA Handbook Section 1535, “Capital Disclosures”, which establishes disclosure requirements about the company’s objectives, policies and processes for managing capital, as well as quantitative information about capital became effective for us on April 1, 2008.  While the adoption of this section resulted in additional disclosures, which we have included as note 13 to the financial statements for the period ended September 30, 2008, there were no material impacts on our consolidated financial position, results of operations, or cash flows.

Inventories
In June 2007, the CICA issued Section 3031, “Inventories”, which replaces the existing Section 3030 and establishes standards for the measurement and disclosure of inventories.  The new standard provides more extensive guidance on the determination of cost, including allocation of depreciation and overhead and expands the disclosure requirements. In certain circumstances, the new section also permits the reversal of previous write-downs of inventory to net realizable value.  We adopted this section on April 1, 2008.  Adoption of this standard did not have a material impact on our consolidated financial position, results of operations, or cash flows.

Foreign Currency
Effective, April 1, 2008, we determined that CWI, with a US dollar functional currency, is economically, financially and operationally independent of the Company and our exposure to exchange rate changes is now limited to our net investment in CWI. Accordingly, the accounts of CWI are translated into Canadian dollars as follows:

•	Revenue and expenses at the average rate of exchange.
•	Assets and liabilities are translated at the exchange rate in effect at the balance sheet date (previously non-monetary assets were translated at historical costs).
•	Exchange gains and losses arising from translation are included in a separate component of accumulated other comprehensive income (previously exchange gains and losses were included in net loss).

The following accounting standards will be adopted in the future:

Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets.  Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  We expect to adopt this new section on April 1, 2009 and are currently evaluating the impact of the adoption of this new standard on the measurement, recognition, presentation and disclosure of our intangible assets in our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) over a transitional period to be completed by 2011.  We will be required to report using the converged standards effective for our fiscal year beginning on April 1, 2011.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project  will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB.

The International Accounting Standards Board currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form.  We are in the process of assessing the impact on us of the Canadian convergence initiative and developing a conversion plan.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that  relevant information is gathered and reported to senior management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.  We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.   We expect that our financial reporting policies, processes and systems will continue to evolve as we commercialize our products.  We are in the process of rationalizing our controls and performing walkthroughs and management tests of controls to meet National Instrument 52-109 requirements by March 31, 2009 and expect to be compliant with our reporting requirements under Sarbanes Oxley Rule 404 by March 31, 2010 as currently required.

RESULTS FROM OPERATIONS

Product revenue for the three months ended September 30, 2008 more than doubled to $34.3 million from $16.6 million in the same quarter of the prior year with CWI revenues up 98% on 1,391 units shipped.  Revenue growth resulted primarily from increased shipments of the ISL G, which was launched in mid-2007, and can be used in both urban transit and mid-range truck applications such as refuse.  Approximately 2,500 units have been delivered to OEMs since launch.  Non-CWI product revenues of $5.7 million, consisting of $5.4 million of revenues on 69 LNG systems shipped and $0.3 million in engineering revenues, were up 160%.  Foreign exchange had minimal impact with the value of the Canadian dollar averaging approximately 96 cents US in both Q209 and Q208.

For the six months ended September 30, 2008 and 2007, product revenues were $55.8 million and $28.5 million respectively.  CWI revenues were up 97% to $49.7 million from $25.2 million with some slippage from Q408 into Q109.  Non-CWI revenues increased by 83% with higher unit sales of our Westport LNG systems accounting for almost all of the change.  Year to date, we have shipped 70 LNG systems compared to 33 LNG systems in the same period last year.

Revenue
Expressed in thousands of Canadian dollars except for units
	Three months ended		Six months ended
	September 30			September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Units, including LNG systems	1,460	867	2,538	1,400
Product revenue	34,332	16,639	55,760	28,481
Parts revenue	4,680	4,530	8,761	8,418
	39,012	21,169	64,521	36,899
Product Revenue by Geographic Region
As a percentage of revenue dollars
	Three months ended		Six months ended
	September 30			September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Americas	89%	52%	87%	51%
Asia	4%	31%	5%	31%
Rest of the world	7%	17%	8%	18%

Parts revenue for the three and six months ended September 30, 2008 were $4.7 million and $8.8 million, respectively, relatively unchanged from $4.5 million and $8.4 million in the same periods in the prior year.  Parts revenue is a function of the number of engines in the field, their age and their reliability.

Cost of revenue for the three months ended September 30, 2008 and 2007 was $29.8 million and $15.1 million, respectively, on revenues of $39.0 million and $21.2 million, respectively.  In the three and six months ended September 30, 2007, CWI reduced warranty reserves by $0.4 million and $1.0 million, respectively, related primarily to the C Gas plus sold in North America.  In the three and six months ended September 30, 2008, CWI increased warranty reserves by $1.2 million and $1.3 million, respectively, related to changes in estimates in the reserve balances for the C Gas plus sold in Europe and to claims related to the L Gas.  The ISL G has replaced the C Gas plus in North America and the L Gas.

Gross margin increased to $9.2 million from $6.1 million for the three months ended September 30, 2008 and to $17.6 million from $11.4 million year to date.  Gross margin percentages on a consolidated basis were 24% with CWI gross margins at 25%, down from 31% in Q208 primarily because of higher warranty reserves taken, and a higher accrual rate taken on new ISL Gs shipped in the period.  Gross margin percentages on non-CWI revenues were 14% in the quarter compared to 10% in the same period of the prior year.  For the six months ended September 30, 2008 and 2007, consolidated gross margin percentages were 27% and 31%, respectively, CWI’s gross margins were 28% and 33%, respectively, and non-CWI gross margins were 16% and 13%, respectively.

Research and development expenses, on a net basis, for the three and six months ended September 30, 2008 were $7.1 million and $14.3 million up 40% and 36%, respectively, from $5.1 million and $10.5 million for the same periods in the prior year.  For the second quarter of fiscal 2009, CWI expenses are up $1.2 million compared to the second quarter of fiscal 2008 primarily because of lower development activity this quarter last year with the launch of the ISL G in the spring of 2007, higher technology royalty fees to Cummins ($0.4 million), timing of expenses, and with some slippage of development work from Q109 into

Q209 due to flooding which affected operations at the Cummins Tech Centre.  On a year to date basis, CWI expenses are up $0.8 million with higher technology royalty fees associated with higher revenues in the period.  Research and development costs fluctuate with funding levels and stage of the development program.  Non-CWI research and development expenses have increased by $0.8 million and $2.9 million in the three and six months ended September 30, 2008 with lower government funding in the period ($0.6 million in Q209, $1.3 million Q209 year to date) with our contributions from ITO at their maximum, $0.3 million per quarter ($0.7 million year to date) accrued for royalty payments to ITO under our funding agreement with them, and increased product development, OEM engine development and support costs.

Research and Development Expenses
(expressed in thousands of Canadian dollars)
	Three months ended		Six months ended
	September 30		September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Research and development expenses	7,644	6,358	15,526	13,089
Program funding	(539)	(1,280)	(1,258)	(2,570)
Research and development, net	7,105	5,078	14,268	10,519

General and administrative expenses for the three months ended September 30, 2008 and 2007 were $2.2 million and $1.2 million, respectively.  The $1.0 million increase related to $0.1 million in higher CWI expenses, $0.4 million in increased stock based compensation expense primarily associated with the issuance of directors’ options as part of their annual grant, approximately $0.4 million in additional costs associated with our NASDAQ listing.  For the six months ended September 30, 2008, general and administrative costs were up $1.4 million to $3.7 million from $2.3 million.

Sales and marketing expenses for the three months ended September 30, 2008 were $4.2 million compared to $2.3 million in the prior year.  CWI sales and marketing expenses were down $0.2 million, primarily because of timing and higher marketing expenses associated with launching the ISL G in Q208.  Non-CWI expenses were up $2.1 million primarily because of increased field service, current product support, OEM related costs and other customer related activities associated with commercialization of our LNG systems for heavy-duty trucks.  Some of these expenses were previously included in research and development and have been moved to sales and marketing as the effort has been moving from pre-production and demonstration support to field support.  In addition, we also incurred $0.3 million in one-time costs associated with Proposition 10, an initiative in California to provide incentives for natural gas vehicles.  We also incurred approximately $0.2 million in costs associated with the signing of our OEM agreements with our European and Chinese partners.  For the six months ended September 30, 2008, sales and marketing expenses increased by $2.7 million to $6.8 million from $4.1 million with CWI sales and marketing up by $0.1 million and non-CWI sales and marketing costs were up $2.6 million compared to the prior year.

Foreign exchange loss relates primarily to the realized and unrealized losses recognized on US dollar denominated balances other than on those arising from the translation of CWI, which are now included in a separate component of accumulated other comprehensive income (previously, exchange gains and losses were included in net loss).  For the three months ended September 30, 2008 and 2007, we recognized losses of $0.8 million and $0.5 million, respectively.  For the six months ended September 30, 2008 and 2007, we recognized losses of $0.7 million and $1.0 million.  From March 31, 2008 to September 30, 2008, the US dollar strengthened by approximately 4%.

Depreciation and amortization for the three and six months ended September 30, 2008 was $0.5 million and $0.9 million compared to $0.4 million and $0.7 million, respectively, for the same periods in the prior year.  The increase in Q209 reflects the higher capital expenditures in the year.

Loss from investment accounted for by the equity method relating to our 49% share of Juniper was $0.5 million and $0.6 million for the three and six months ended September 30, 2008.  We made our 49% investment on April 1, 2008.

Interest on long-term debt and amortization of discount expense of $0.6 million in the three and six months ended September 30, 2008 relates to the $15 million in debenture units issued on July 3rd, 2008.  Interest on long-term debt and amortization of discount expense of $0.2 million and $1.0 million for the three and six months ended September 30, 2007 related primarily to the interest and the accretion on $22.1 million in convertible notes first issued in June, 2006.  The full amount of the convertible notes was converted into shares in July, 2007.

Gain on sale of investments for the three months ended September 30, 2008 was $10.7 million arising from the sale of 790,800 Clean Energy shares for net proceeds of $14.2 million.  For the six months ended September 30, 2008, we recognized a gain of $14.5 million primarily from the sale of 1,178,760 Clean Energy shares.  Included in the $14.5 million was a gain of $0.3 million arising from the sale of short-term investments.  In the six months ended September 30, 2007, we recognized a $0.7 million gain on the sale of 92,575 shares of Clean Energy for proceeds of $1.1 million.

Income tax expense in the three months ended September 30, 2008 was $2.3 million compared to $0.3 million in Q208.  $1.5 million related to CWI with $0.2 million currently payable and $1.3 million drawing down the future income tax asset.  The remaining $0.9 million in income tax expense in Q209 relates to the decrease in the valuation allowance associated with the unrealized gains on available for sale securities (primarily Clean Energy) for the three months ended September 30, 2008 offset by tax expense related to sales of investments previously reflected in accumulated other comprehensive income.  For the six months ended September 30, 2008 and 2007, consolidated income tax expense was $5.0 million and $0.6 million, respectively, with $3.1 million and $0.6 million relating to CWI and the balance related to available for sale securities.

Joint venture partners’ share of income from joint ventures reflects Cummins’ 50% share of CWI’s income for the period on an after tax basis.  It also includes Beijing Tianhai Industry Co., Ltd.’s (“BTIC”) 50% share of BWI’s net operating loss in the period.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Cash and cash equivalents consist of treasury bills, guaranteed investment certificates, bankers acceptances, and term deposits with maturities of 90 days or less when acquired.  Short-term investments consist primarily of government treasury bills.

Our cash and short-term investments balance as at September 30, 2008 was $96.8 million compared to $22.8 million as at March 31, 2008.  In the six months ended September 30, 2008, we raised approximately $52.4 million in net proceeds from our NASDAQ initial public offering, $14.0 million from the issuance of debenture units, and $19.4 million from the sale of shares in Clean Energy.

Cash used in operations and for capital expenditures was $2.9 million.  Capital expenditures associated primarily with the establishment of our assembly centre and office expansions consumed $4.0 million while changes in working capital contributed $7.6 million, primarily from increases to warranty liability, which is recognized upon the sale of products or when an additional reserve is taken and then drawn down over time.  Cash used in operations, excluding changes in non-cash operating working capital, was $6.5 million.  We also invested $1.5 million in Juniper, advanced Cummins $6.6 million and repaid $2.5 million of our limited recourse loan from Clean Energy from the proceeds of the sale of approximately 30 LNG systems.

Our plan is to use our current cash and cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility, and the proceeds from the sale of our investment in Clean Energy, to fund our current programs and initiatives and our recently announced OEM arrangements.  We will also continue to look to partners and governments to help fund our investments on commercially acceptable terms.  However, there are no guarantees that we will be successful in obtaining third-party funding on acceptable terms or at all.

As at September 30, 2008, our $13 million credit facility with our bank was drawn down by our demand instalment loan of $5.5 million and a $0.6 million letter of credit.  Our bank credit facility is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line.  Although no such limitations exist today, tightening credit conditions in the broader market could adversely affect our ability to borrow in future or increase our cost of borrowing.  Our debenture agreement also restricts us from incurring additional indebtedness for borrowed monies except for certain senior indebtedness, unsecured debt up to $20 million ranking pari passu with the debentures, and debt subordinated to the debentures.  The note indenture does not restrict us from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness.  The note indenture additionally does not restrict our subsidiaries and affiliates from incurring indebtedness for borrowed money or other obligations.

Clean Energy's common stock is listed on the NASDAQ and its share price is subject to fluctuations with changes in its business, general economic factors and/or market conditions, which may impact our capital requirements.  As at October 27, 2008, we owned approximately 184,000 shares of Clean Energy with a market value of approximately U.S.$1.7 million based on the NASDAQ closing price of U.S.$9.51 per share.

Based on our current cash requirements, we believe our existing cash resources are adequate for at least the next twelve months.  Our capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch product, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements, particularly inventory.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding, which may be adversely affected by the current financial markets.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Basis of Presentation” section of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of our AIF.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated May 16, 2008 and are substantially unchanged except that the royalty term for the Green Economy Development Fund (Province of British Columbia) ended April 10, 2008 and we have issued the $4 million of warrants owing to the Government of Canada under our ITO agreement.  We are in continuing discussions with ITO to extend the work phase of our funding agreement to March 31, 2009.  As ITO is still reviewing our request for an extension, we have accrued $0.7 million in royalties in the six months ended September 30, 2008.  If ITO approves the extension, the $1.35 million minimum in annual royalties would likely begin to accrue in fiscal 2010, in which case, we would reverse our $0.7 million accrual.

Under the terms of the WWI joint venture agreement, we expect to invest approximately U.S.$4.5 million (30 million RMB to acquire a 35% equity interest in WWI.

SHARES OUTSTANDING

For the six months ended September 30, 2008 and 2007, after reflecting our 3.5:1 share consolidation effected July 21, 2008, the weighted average number of shares used in calculating the loss per share were 29,530,003 and 28,512,672, respectively.  During the three months ended September 30, 2008, as part of the debenture units issued on July 3, 2008, we issued 771,428 warrants with a strike price of $18.73 and 46,118 broker warrants with a strike price of $16.10.  We also finalized the terms of the warrant owing to the Government of Canada under our agreement with ITO and agreed to issue 790,614 warrants with a strike price of $10.65, which represented the five day weighted average price.  The number of shares, share options, performance share units, and warrants, including the ITO warrants issued in October, 2008, outstanding and exercisable as at the following dates are shown below:

	September 30, 2008		October 27, 2008
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Shares outstanding	32,024,930	N/A	32,024,930	N/A
Share Options
- Outstanding	1,169,779	$7.27	1,169,779	$7.27
- Exercisable	809,859	$7.83	809,859	$7.83
Performance Share Units
- Outstanding	1,326,009	N/A	1,326,009	N/A
- Exercisable	778,252	N/A	778,252	N/A
Warrants	817,546	$18.58	1,608,160	$14.68

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
The selected table provides summary financial data for our last eight quarters:
Selected Quarterly Operations Data (unaudited)
Three months ended
	31-Dec-06	31-Mar-07	30-Jun-07	30-Sep-07	31-Dec-07	31-Mar-08	30-Jun-08	30-Sep-08

Units shipped	629	617	533	867	801	519	1,078	1,460
Average foreign exchange rate (C$:US$)	$1.14	$1.17	$1.10	$1.04	$0.98	$1.00	$1.01	$1.04
(expressed in thousands of Canadian dollars except per share)

Product revenue	$13,568	$15,656	$11,842	$16,639	$15,488	$11,269	$21,428	$34,332
Parts revenue	$3,248	$3,658	$3,888	$4,530	$3,822	$4,058	$4,081	$4,680
Total revenue	$16,816	$19,314	$15,730	$21,169	$19,310	$15,327	$25,509	$39,012
Gross margin	$5,398	$7,888	$5,338	$6,053	$6,554	$4,568	$8,339	$9,227
	32%	41%	34%	29%	34%	30%	33%	24%
Net income (loss) for the period	$(5,778)	$1,731	$(4,724)	$(4,867)	$7,401	$(8,125)	$(3,464)	$676
Earnings (loss) per share -post consolidation:
Basic	$(0.27)	$0.08	$(0.22)	$(0.19)	$0.28	$(0.30)	$(0.13)	$0.02
Diluted	$(0.27)	$0.06	$(0.22)	$(0.19)	$0.26	$(0.30)	$(0.13)	$0.02
Cash from (used in) operations before change in	$(4,448)	$568	$(3,372)	$(2,645)	$(3,339)	$(8,238)	$(2,550)	$(3,945)
non-cash operating working capital
Company's 100% share of CWI net income	$806	$8,388	$1,160	$2,412	$8,870	$(810)	$3,234	$2,800
Joint Venture Partner's share of CWI net income	$403	$4,194	$580	$1,206	$4,435	$(405)	$1,617	$1,400

Our quarterly results are impacted by the timing of product deliveries, completion of engineering milestones, government and partner funding, timing of sale of investments, financing related transactions and foreign exchange gains and losses.  CWI income or loss, and our resulting 50% share, will vary from quarter to quarter depending on the timing of unit sales, product and customer mix, and the timing of completion of engineering milestones and related government funding.

RISKS AND UNCERTAINTIES

Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry factors are described in detail in our 2008 Annual Information Form and are substantially unchanged except as follows:

Unprecedented disruptions in recent weeks in the financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  Although we have no current requirement to raise capital, these disruptions, depending on their continued severity and duration, could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations should we need to raise additional financing in future.  Additional capital, if required, may not be available on terms acceptable to us or at all.  Moreover, these disruptions could make it more difficult for our customers and suppliers to obtain, or increase their cost of obtaining capital and financing for their operations, which may directly or indirectly impact our sales, our production capacity, cashflows and other operating activities.  A decline in consumer confidence may also impact the demand for consumer products, which could affect the overall medium and heavy duty truck markets.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash used in operations before changes in non-cash operating working capital
(expressed in thousands of Canadian dollars)
	Three months ended		Six months ended
	September 30		September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operations:
Income (loss) for the period	$676	$(4,867)	$(2,788)	$(9,591)
Items not involving cash:
Depreciation and amortization	512	359	888	726
Stock-based compensation expense	944	296	1,175	409
Future income tax recovery	2,119	209	4,684	506
Change in deferred lease inducements	(77)	(64)	(166)	(121)
Gain on sale of investments	(10,666)	-	(14,479)	(718)
Joint Venture Partners' share of net income from joint ventures	1,396	1,206	2,960	1,786
Loss from investment accounted for by the equity method	503	-	583	-
Interest on long-term debt and amortization of discount	648	216	648	986
Cash used in operations before changes in non-cash operating working capital (non-GAAP)	$(3,945)	$(2,645)	$(6,495)	$(6,017)